Filed Pursuant to Rule 433 of the Securities Act of 1933

 Issuer Free Writing Prospectus dated July 10, 2015
Registration No.  333-203238

Up to 3,125,000 Units
Consisting of One Share of Common Stock and
One Warrant to Purchase One-half Share of Common Stock

This free writing prospectus relates to the initial public offering of common stock and warrants of Innovation Economy Corporation, which does business under the name “ieCrowd”. It should be read together with ieCrowd’s final prospectus dated June 3, 2015 relating to the offering, which has been filed by ieCrowd with the Securities and Exchange Commission (the SEC) and which may be accessed through the following web link:

http://www.sec.gov/Archives/edgar/data/1563004/000121390015004282/f424b30615_innovation.htm

It should also be read together with any later-dated prospectus relating to the offering and the other documents filed by ieCrowd with the SEC. As stated in ieCrowd’s prospectus, investing in ieCrowd securities involves a high degree of risk. ieCrowd is at an early stage of its development and its securities may only be appropriate for long-term investment. ieCrowd’s independent registered public accounting ﬁrm has issued an audit opinion that includes a statement expressing substantial doubt as to ieCrowd’s ability to continue as a going concern. You should purchase ieCrowd securities only if you can afford to lose your entire investment.

Innovation Economy Corporation has filed a final prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the final prospectus and other documents Innovation Economy Corporation has filed with the SEC for more complete information about Innovation Economy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, a copy of the prospectus may be obtained from TriPoint Global Equities, LLC if you request it by calling, toll-free, 1-800-304-6994.

On July 9, 2015, Southern California Public Radio (“SCPR”) aired a segment about ieCrowd. The transcript is below. A recording of the segment is available on the SCPR website at

http://www.scpr.org/programs/take-two/2015/07/09/43580/using-crowd-financing-to-fuel-scientific-breakthro/

ieCrowd has also posted this recording on its website at https://www.iecrowd.com/mediacoverage, on its LinkedIn page, https://www.linkedin.com/company/iecrowd, and on its Facebook page, https://www.facebook.com/ieCrowd.

KPCC – Take Two Radio Show

Using crowd financing to fuel scientific breakthroughs

Client	ieCrowd
Audio	11:05

Host 1:

Back now with take two, I’m A. Martinez,

Host 2:

And I’m Tess Vigland. Each year billions of taxpayer dollars are funneled into universities for scientific research projects but while some scientific breakthroughs end up as actual products that transform our lives many many more just stay there in the lab. One company wants to change that by using crowd financing to bring these untapped scientific ideas to market. Things like a new way to combat malaria, or a digital nose for your smart phone to detect gases or an intelligent breathing device for people who rely on oxygen. The company is ieCrowd based in Riverside California. It's launching a public offering that will allow anyone to buy shares in the company. With us now is Amro Albanna, CEO of ieCrowd. Welcome.

Amro:

Thank you, thank you for having us.

Host 2:

And Dave Gibbons, Assistant Director of Physical Science Licensing at UC San Diego. His university came up with the intelligent breathing device. Welcome to you as well.

Dave:

Yes, thank you for having me.

Host 2:

Dave, I want to start with you. Your job is to get these kinds of breakthroughs licensed. How big a problem is it to get that done? How much of the research just ends up staying in the lab?

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Dave:

Well, that’s a very good question. The innovations do come in in all flavors and stages of maturity. Sometimes you get an inventor who’s a serial entrepreneur himself, but most researchers in universities are exactly that. They're career scientist they're interested in basic discovery, not only is their curiosity typically satisfied when they prove the basic theory but typically their grant funding runs out at that point as well. Most granting organizations in the US government are not funding universities to do product development. They're doing basic research and there’s a gap there between proving something at a basic research level and turning it into a product that could benefit society. It's a cliché and I had to use the phrase, Valley of Death. But that’s what they always say in my line of work. Is you have this gap where the government money stops but the industry interest hasn’t yet picked up and how do you cross that Valley of Death. And so group like a ieCrowd has a very unique model because not only can they come in and wrap a team of professionals around our researcher and provide that management strength and all the different skill sets that our faculty don't have but they also come in early and share the risk to see these technologies prove out.

Host 2:

Well Amro, what attracted you to help solve this particular problem? Lots of problems to be solved in the tech world. You have a background as a tech entrepreneur. Why this?

Amro:

Well we’ve seen the commercialization gap that David just discussed as something to be addressed for a very important reason. Commercializing these promising discoveries and turning them into solutions that can be used in the marketplace could really have significant social and economic benefit globally. There are too many discoveries that get developed in researcher institutions nationally and globally. And what we found, there are scientists and inventors do not necessarily desire, wish, or even know how to take their promising discoveries out to the world and make it commercially viable.

Host 2:

Yeah they're scientists, they’re researchers that want to be in the lab and maybe create something to help the world

Amro:

Exactly.

Host 2:

But let somebody else figure out how to make that happen.

Amro:

Exactly and there's that really big commercialization gap from the point a discovery could show a promise or a potential to the point where it can actually be used by consumers and can be used in the marketplace.

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Host 2:

Clearly there are a lot of promising breakthroughs… you know, you have a lot of research institutions all across the country, around the world in fact. But you narrowed this down to five projects. How did you choose those?

Amro:

The five innovations that we’re currently commercializing focus on life and health. Each one could potentially impact the lives of millions around the world. Part of the criteria we use to bring in and select these innovations again number one they have to be focused on life and health they have to have a potential a global potential impact lives around the world and we pick those innovations that we feel we could commercialize in less than a five year period.

Host 2:

Let’s talk about one of those, Dave as I noted earlier your University UC San Diego is partnering with ieCrowd with on this intelligent breathing device.

What is it, how does it work and how hard is it to move that sort of thing out of the lab?

Dave Gibbons:

The device that we developed at UC San Diego started about back in 2009, 2010. One of our staff members had developed COPD and was having difficulty achieving a comfortable level of oxygenation with his you know breathing or his own. And he went to see his doctor and they determined that he needed supplemental oxygen therapy. They prescribed to him the leading product on the market and he went back about his daily life. Now this gentleman happened to be particularly active - he was a cyclist, a swimmer he liked to ski, he also works on his ranch out on the east county here and he found that the device that he was given didn’t provide suitable level of oxygen support through his varying levels of activities. So he got together with a colleague here at UC San Diego and they started building a conserver device that would respond to his oxygen needs on a breath by breath basis based on the demand of each breath. So that if he became more taxed and started breathing harder he could get more oxygen. And he wore his own device for about a year and had fantastic results. He was being unofficially tracked by his doctor. And eventually they said hey we have got something here so they contacted me and said we think this could help a lot of people. And so we I went about the usual routine of, you know, we contact and reach out to medical device entrepreneurs that we know of medical device companies that might be interested. And the response we got was pretty uniform that well you have data from one patient that is not compelling enough for us to invest and turning this into a product, getting through the Federal Drug Administration, the FDA, and getting through Medicare and all the various levels that you need to pass before you can actually sell the product. So I had, I think interviewed maybe two or three venture-capital guys, a couple of companies, another business interest, and we knew this was great technology but we couldn't quite find a partner that was willing to step in and kind of carry the load with us and share the risk to see this thing prove out in more than one patient. And that's about the time I met ieCrowd and we realized this was a great fit for this type of technology in this scenario and that was about May of 2013 when we got started.

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Host 2:

And Amro, that certainly seems to fit your qualifications, what you are expecting of a product when you take it on.

Amro:

Absolutely, Tess. Yes in fact David very well highlights the issue in the market. There are a lot of these promising innovations like smart oxygen that we just discussed where it could potentially improve or save lives but unfortunately it's not far enough where it can be picked up by a medical device company to take it out to the marketplace and we saw that gap and certainly Smart Oxygen as we call it now became very intriguing, very interesting, it met our mandate as far as life and health as far as a sector, we felt we can take it out to the marketplace in the five year period, and and we felt very strongly that a partnership with David and his group and University of San Diego in general would be a great partnership to have to take this promising innovation out to the marketplace.

Host 2:

Well let’s talk about how you do that, because this, I think, is where things get very interesting. You are doing what you are calling “crowd-financing” and this is not crowd-funding, and we’ll explain the difference there in a moment, and then you’re doing it through an IPO. So let’s start with the first question. What’s the difference between crowd-financing, which you’re doing, and crowd-funding which maybe everybody is more familiar with, like a Kickstarter campaign?

Amro:

Sure. And those two definitions are not concrete, they're just used differently by different groups, but in general the way we will look at it is crowd-funding is non-equity-based. So Kickstarter and Indiegogo, when a company goes out and raises money what they're doing is really is they’re pre-selling a product or service, a future product or service, and they're asking the crowd to come in and help them by raising money, by giving them money, to get that product or service to the next phase.

Host 2:

Ok, then what’s crowd financing?

Amro:

So crowd financing in general really is a term used where equity is provided in exchange for money.

Host 2:

You get a piece of the company.

Amro:

Correct and there a lot of regulations that are coming out. There's the Jobs Act that I believe was enacted in 2012 and it was all about making crowd-financing more available and easier to do for US-based companies.

Host 2:

Can you tell us how much you’re hoping to raise and what’s it going to cost people to get into this?

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Amro:

We’re looking to raise up to 20 million dollars. Our IPO is fully registered with the Securities Exchange Commission and retail investors will be able to participate.

Host 2:

So just the average Joe?

Amro:

The average, everyday person can participate, Joe and Jane, can participate in the IPO.

And currently we priced our unit at $6.40 which gets you a common share and half a warrant to be exercised in the future for the next three years.

Host 2:

And when does this start?

Amro:

So it’s actually going on right now.

Host 2: Ok, great. Alright, Amro Albanna is the CEO of ieCrowd and Dave Gibbons is the Assistant Director for physical science licensing at UC San Diego. My thanks to you both.

Dave and Amro:

Thank you.

Link: http://www.scpr.org/programs/take-two/2015/07/09/43580/using-crowd-financing-to-fuel-scientific-breakthro/

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